SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 3 TO SCHEDULE TO

TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) or 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

RADVISION LTD. (Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Ordinary Shares, NIS 0.1 Par Value Per Share, Having an Exercise Price of $7.50 or More Per Share (Title of Class of Securities)

M8186910 5 (CUSIP Number of Class of Securities)

Boaz Raviv
Chief Executive Officer
RADVISION LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel
+972-3-767-9300
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Steven J. Glusband, Esq.	Adam Klein, Esq.
Carter Ledyard & Milburn LLP	Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.
2 Wall Street	2 Weizmann Street
New York, New York 10005	Tel Aviv 64239, Israel
Telephone: (212) 732-3200	Telephone: +972-3-608-9947
Telecopy: (212) 732-3232	Telecopy: +972 3-521-2212

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$2,395,341	$94.14

*	Calculated solely for purposes of determining the filing fee. This amount assumes that eligible options to purchase 1,741,275 ordinary shares of RADVISION Ltd. will be exchanged pursuant to this offer. The aggregate value of such options was calculated as of November 24, 2008 based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2008, equals $39.30 per $1,000,000 (prorated for amounts less than US$1 million) of the transaction value. Accordingly, the filing fee is calculated by multiplying the aggregate transaction valuation by 0.00003930.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $94.14	Filing party: RADVISION Ltd.
Form or Registration No.: 005-58761	Date filed: November 25, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 3 on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on November 25, 2008 (the “Schedule TO”), as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on December 9, 2008 and Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the SEC on December 18, 2008, relating to an offer by RADVISION Ltd. (the “Company”) to eligible optionholders to exchange (the “Exchange Offer”) options to purchase an aggregate of 1,741,275 ordinary shares, par value NIS 0.1 per share, of the Company (the “Ordinary Shares”), granted under its Year 2000 Employee Stock Option Plan (the “2000 Plan”), having an exercise price of $7.50 or more per share (the “Eligible Options”), for replacement options (“New Options”) granted under and subject to the 2000 Plan, upon the terms and subject to the conditions described in the document entitled “Offer to Exchange Outstanding Share Options,” dated November 25, 2008, as attached to the Schedule TO and the related documents filed as exhibits thereto.

ITEM 4.	TERMS OF THE TRANSACTION

Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph:

The Exchange Offer, including all withdrawal rights, expired at 5:00 p.m., Eastern Daylight Time, on December 24, 2008. A total of 238 eligible optionholders participated in the Exchange Offer. Pursuant to the Exchange Offer, the Company has accepted for exchange Eligible Options to purchase an aggregate of 1,276,950 Ordinary Shares granted under the 2000 Plan. The Company granted, under the 2000 Plan, New Options to purchase an aggregate of 1,276,950 Ordinary Shares on December 24, 2008 in exchange for the Eligible Options tendered and accepted pursuant to the Exchange Offer.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

RADVISION LTD. By: /s/ Boaz Raviv —————————————— Boaz Raviv Chief Executive Officer

Date: December 29, 2008

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)**	Offer to Exchange Outstanding Share Options, dated November 25, 2008, including Summary Term Sheet, as amended.

(a)(2)*	Form of e-mail to be sent to eligible employees upon commencement of the Offer to Exchange from Boaz Raviv, Chief Executive Officer of RADVISION Ltd.

(a)(3)*	Form of e-mail to be sent to eligible employees upon commencement of the Offer to Exchange from Human Resources Department of RADVISION Ltd.

(a)(4)*	Form of Letter to Eligible Option Holders.

(a)(5)**	Form of Election Form, as amended.

(a)(6)*	Form of Notice of Withdrawal.

(a)(7)*	Form of Grant Detail Report.

(a)(8)**	Form of e-mail to be sent to eligible employees with amended Offer to Exchange and Election Form.

(a)(9)**	Forms of reminder e-mails to be sent to eligible employees.

(a)(10)	Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on June 24, 2008 (File No. 000-29871), is incorporated herein by reference.

(a)(11)	Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on October 30, 2008, is incorporated herein by reference

(d)(1)	Year 2000 Employee Stock Option Plan, as amended, is incorporated herein by reference to the Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on March 19, 2002 (File No. 000-29871).

(d)(2)*	Form of Stock Option Agreement under the RADVISION Ltd. Stock Option Plan.

* Previously filed with the Schedule TO filed with the Securities and Exchange Commission on November 25, 2008, and incorporated herein by reference.

** Previously filed with Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on December 9, 2008, and incorporated herein by reference.